COMMENTS RECEIVED ON JULY 19, 2013

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Balanced Fund, Fidelity Advisor Dividend Growth Fund, Fidelity Advisor Equity Growth Fund, Fidelity Advisor Equity Income Fund, Fidelity Advisor Growth Opportunities Fund,
Fidelity Advisor Leveraged Company Stock Fund, Fidelity Advisor Mid Cap II Fund,
Fidelity Advisor Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 137

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

Fidelity Advisor Diversified International Fund, Fidelity Advisor Emerging Markets Fund

POST-EFFECTIVE AMENDMENT NO. 111

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

Fidelity Stock Selector All Cap Fund

POST-EFFECTIVE AMENDMENT NO. 111

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Advisor New Insights Fund

POST-EFFECTIVE AMENDMENT NO. 81

FIDELITY DESTINY PORTFOLIOS (File Nos. 002-34099 and 811-01796)

Fidelity Advisor Diversified Stock Fund

POST-EFFECTIVE AMENDMENT NO. 87

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Mega Cap Stock Fund

POST-EFFECTIVE AMENDMENT NO. 139

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity International Discovery Fund, Fidelity International Growth Fund

POST-EFFECTIVE AMENDMENT NO. 136

1. All funds

"Fund Summary" (prospectuses)

"Fee Table"

"[x] Based on estimated amounts for the current fiscal year."

C: The Staff requested that the footnote be removed as it is only applicable to new funds.

R: Although each fund is not a "New Fund" as defined in Instruction 6 of Item 3 of Form N-1A, the "Other expenses" line item of the fee table includes certain expenses that are expected to be incurred in a different amount by Class Z as compared to other classes of a fund. Therefore, we believe it is appropriate to note that these expenses are based on estimated amounts for the current fiscal year because the class has not begun incurring these expenses.

2. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Example from Fidelity Advisor Dividend Growth Fund)
"FMR is the fund's manager. FMR Co., Inc. (FMRC) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of the funds.

R: We confirm that "other investment advisers" (as applicable) do not manage 30% or more of a fund's assets.

3. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Fidelity Advisor Mid Cap II Fund)

"Class Z shares are offered to employee benefit plans investing through an intermediary and employee benefit plans not recordkept by Fidelity. For this purpose, employee benefit plans generally include profit sharing, 401(k), and 403(b) plans, but do not include: IRAs; SIMPLE, SEP, or SARSEP plans; plans covering self-employed individuals and their employees (formerly Keogh/H.R. 10 plans); health savings accounts; or plans investing through the Fidelity Advisor 403(b) program.

Plan participants may purchase Class Z shares of the fund only if Class Z shares are eligible for sale and available through their plan. You may buy or sell shares by contacting your employee benefit plan.

The price to buy one share of Class Z is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of Class Z is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$5 million

Plan participants purchasing Class Z shares available through their plan will not be subject to the initial purchase minimum. The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

4. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

5. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

6. All funds (except Fidelity Advisor Equity Income Fund and Fidelity Advisor Balanced Fund)

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Advisor Dividend Growth Fund)
"Normally investing primarily in common stocks."

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: Each of Fidelity Advisor Mid Cap II Fund, Fidelity Advisor Small Cap Fund, and Fidelity Mega Cap Stock currently discloses a principal investment strategy of investing in securities of companies with a particular market capitalization. The other funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

7. Fidelity Advisor Diversified International Fund, Fidelity International Discovery Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile."

C: The Staff requests that a corresponding emerging markets strategy be added to "Principal Investment Strategies" in the "Fund Summary" section.

R: The funds do not have a principal investment strategy to invest in emerging markets. Accordingly, we have not modified disclosure.

8. Fidelity Advisor Emerging Markets Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. FMR normally invests the fund's assets primarily in common stocks."

C: The Staff requests that we define "other investments" within this strategy. Additionally, the Staff questions whether the fund will use derivatives to meet the 80% test.

R: As required by Item 9(b)(1) of Form N-1A, the types of securities in which the fund principally will invest are disclosed under the heading "Description of Principal Security Types" in the "Investment Details" section. We also note that the terminology "investments" was specifically used in the disclosure at issue based on the final wording of Rule 35d-1(a)(2) (see Name Test Rule Adopting Release Footnote 13). Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

9. Fidelity Advisor Emerging Markets Fund and Fidelity Advisor International Growth Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Advisor Emerging Markets Fund)

"FMR normally invests at least 80% of the fund's assets in securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low-to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. FMR normally invests the fund's assets primarily in common stocks."

C: The Staff would like to know the characteristics for an investment to be tied economically to emerging markets.

R: The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed in the fund's prospectus under the heading, "Country or Geographic Region." In the funds' SAI, we also disclose the following information:

"Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

We also direct the Staff's attention to the following SAI disclosure related to Fidelity Advisor Emerging Markets Fund's name test:

"Countries and Markets Considered Emerging. For purposes of a Fidelity fund's 80% investment policy relating to emerging markets, emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, as of October 31, 2012, countries in the MSCI Emerging Markets Index (for Fidelity Advisor Emerging Markets Fund), Greece, Hong Kong, Israel, and Singapore are considered to be emerging."

10. Fidelity Advisor Diversified International Fund, Fidelity Advisor Emerging Markets Fund, Fidelity Advisor International Discovery Fund, Fidelity Advisor International Growth Fund

"Fund Summary" (SAIs)

"Investment Policies and Limitations"

C: The Staff requests that we disclose later in the registration statement that if a Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. Also, when the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

R: We confirm that if a fund holds any credit default or total return swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

11. All funds (except Fidelity Advisor Equity Growth Fund, Fidelity Advisor Equity Income Fund, Fidelity Advisor Growth Opportunities Fund, and Fidelity International Growth Fund)

"Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Investment Details" section.

R: The risks associated with these specific investment styles are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under "Principal Investment Risks" - "Stock Market Volatility" in the "Investment Details" section.

12. All funds

"Fund Summary" (prospectuses)

"Portfolio Manager(s)"

(Example from Fidelity Advisor Dividend Growth Fund)
"Lawrence Rakers (portfolio manager) has managed the fund since September 2008."

C: The Staff would like us to include the official title of the portfolio manager in this section.

R: We believe the disclosure included in this section complies with the requirements of Item 5(b) of Form N-1A.

13. Fidelity Advisor Small Cap Fund, Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Dividend Growth Fund, Fidelity International Discovery Fund, Fidelity International Growth Fund, Fidelity Advisor New Insights Fund, Fidelity Stock Selector All Cap Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Fidelity Advisor Small Cap Fund)

Annual class operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.50%
Distribution and/or Service (12b-1) fees	None
Other expensesA	0.09%
Total annual operating expenses	0.59%

A Based on estimated amounts for the current fiscal year.

C: The Staff requests that the parenthetical language in the table be deleted.

R: The parenthetical language in the table is included based on a previous comment received by the Staff. See response memo for Fidelity Contrafund (PEA 70), filed via EDGAR on February 5, 2010.

14. Fidelity International Growth Fund

"Fund Summary" (prospectus)

"Fee Table"

"B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class Z of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 1.05%. This arrangement will remain in effect through December 31, 2014. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees."

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

15. Fidelity Advisor Mega Cap Stock Fund and Fidelity Advisor Mid Cap II Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Advisor Mega Cap Stock Fund)

"Normally investing at least 80% of assets in common stocks of companies with mega market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Top 200 Index or the S&P 100 Index)."

C: The Staff requests that we disclose the market capitalization range covered by each index.

R: As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization range of an index as of a single date. Therefore, we have not modified disclosure.

16. Fidelity Advisor Leveraged Company Stock Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing primarily in common stocks of leveraged companies (companies that issue lower-quality debt and other companies with leveraged capital structures)."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

17. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.